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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
           (Under the Securities Exchange Act of 1934)

                   ColorMax Technologies, Inc.
                   --------------------------
                        (Name of Issuer)

                       Common Voting Stock
                       -------------------
                  (Title of Class of Securities)

                            19680V207
                            ---------
                          (CUSIP Number)

Branden T. Burningham, Suite 205, 455 East 500 South, Salt Lake City, UT
                      84111, (801-363-7411)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        November 8, 1999
                        ----------------
     (Date of Event which Requires Filing of this Statement)

     1.   Nano Material Science, Inc., a Nevada corporation

     2.   (a)__.

          (b) X .

     3.
_____________________________________________________________________
                          (SEC use only)

     4.   OO.

     5.   None; not applicable.

     6.   Nevada.

     Number of Shares         7.   Sole Voting Power: 4,000,000*
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 4,000,000*
                             10.   Shared Dispositive Power: None.

     11.  4,000,000

     12. ____(No shares are excluded in the numerical or percentage computations herein).

     13.  17%

     14.  HC.


     Item 1. ColorMax Technolgies, Inc., a Delaware corporation (SEC File No. 001-07301 [the "Company"]); 14251 Chambers Road, Tustin, California 92780; $0.001 par value common voting stock.

     Item 2.(a) Nano Material Science, Inc., a Nevada corporation.
            (b) Belbedle Garden Place 2
                35th Floor
                Flat H, Block 5
                Tseum NT, Hong Kong
            (c) Medical development and distribution.
            (d) None.
            (e) None.

     Item 3. Assignment of an Exclusive Distributorship Agreement for the a territory encompassing Canada to the Company in exchange for these securities.

     Item 4. The purpose of the transaction was the sale of the Exclusive Distributorship Agreement.

     Item 5.(a) 4,000,000 shares.
            (b) Sole Voting Power: 4,000,000 shares*; Shared Voting Power:
None; Sole Dispositive Power: 4,000,000 shares*; and Shared Dispositive Power:
None.
            (c)  None.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6.  None.

     Item 7.  None.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Nano Material Science, Inc., a Nevada
                                    corporation


Dated: 20 November 2000             By  /s/ You Young Sang
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